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                                                            EXHIBIT 1.8(e)(2)

                        ADMINISTRATIVE SERVICES AGREEMENT

     Liberty Life Assurance Company of Boston (the "Company") and Stein Roe & Farnham, Inc. (the "Adviser") mutually agree to the arrangements set forth in this Agreement (the "Agreement") dated as of May ___, 1999.

     WHEREAS, Adviser is investment adviser to SteinRoe Variable Investment Trust (the "Trust"); and

     WHEREAS, the Company issues variable life insurance policies (the "Contracts"); and

     WHEREAS, amounts invested in the Contracts by contract holders are deposited in separate accounts of the Company which in turn purchase shares of the portfolios of the Trust, each of which is an investment option offered by the Contracts; and

     WHEREAS, the Trust expects to derive substantial savings in administrative expenses by virtue of having separate accounts of the Company as sole shareholders of record of the Trust shares, rather than numerous public shareholders; and

     WHEREAS, neither the Adviser nor the Company has any contractual or other legal obligation to perform administrative services for the Trust; and

     WHEREAS, the Company desires to be compensated for providing administrative services to the Trust; and

     WHEREAS, the Adviser desires that the Trust continue to benefit from the lower administrative expenses resulting from the administrative services to be performed by the Company; and

     WHEREAS, the Adviser has elected to compensate the Company for providing administrative services to the Trust from its own assets, rather than request the Trust to bear the cost of such compensation;

     NOW, THEREFORE, the parties agree as follows:

     1.   ADMINISTRATIVE EXPENSE PAYMENTS.

     The Adviser agrees to pay to the Company an amount equal to an annual rate of x.xx% percent of the average net assets of the Trust that are attributable to variable life contracts offered by the Company during the prior quarter. The Adviser shall calculate the payment contemplated by this
Section 1 at the end of each fiscal quarter and will make such payment to the Company, without demand or notice by the Company within 30 days thereafter.


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     2.   NATURE OF PAYMENTS.

     The parties to this Agreement recognize and agree that the Adviser's payments to the Company are for administrative services only, do not constitute payment in any manner for investment advisory services or for the cost of distribution of Contracts or of Trust shares, and are not otherwise related to investment advisory or distribution services or expenses. Administrative expense payments by the Adviser to the Company pursuant to
Section 1 of this Agreement are not intended to be, and shall not be deemed to be, indicative of the amount of the Adviser's BONA FIDE profits from serving as investment adviser to the Trust or of the actual cost to the Company of providing administrative services to the Trust.

     3.   TERM.

     This Agreement shall remain in full force and effect for a period of one year from the date hereof and shall be automatically renewed thereafter for successive one-year periods, unless otherwise terminated in accordance with
Section 4 hereof.

     4.   TERMINATION.

     (a) This Agreement will be terminated upon mutual agreement of the parties hereto in writing.

     (b) Either party to this Agreement may, by notice to the other party delivered more than 30 days prior to the expiration of any one-year term of this Agreement, elect to terminate this Agreement as of the end of such term.

     5.   AMENDMENT.

     This Agreement may be amended only upon mutual agreement of the parties hereto in writing.

     6.   NOTICES.

     All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered:

      If to the Company:
           Liberty Life Assurance Company of Boston
           175 Berkeley Street
           Boston, MA 02117
           Attn: Executive Vice President and Chief Operating Officer With a copy to: Counsel

      If to the Adviser:
           c/o Stein Roe & Farnham, Inc.
           One South Wacker Drive
           Chicago, IL 60606
           Attn.: Secretary

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     7.   MISCELLANEOUS.

     (a) SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon the parties hereto and their transferees, successors and assigns. The benefits of and the right to enforce this Agreement shall accrue to the parties and their transferees, successors and assigns.

     (b) ASSIGNMENT. Neither this Agreement nor any of the rights, obligations or liabilities of either party hereto shall be assigned without the written consent of the other party.

     (c) INTENDED BENEFICIARIES. Nothing in this Agreement shall be construed to give any person or entity other than the parties hereto any legal or equitable claim, right or remedy. Rather, this Agreement is intended to be for the sole and exclusive benefit of the parties hereto.

     (d) COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.

     (e) APPLICABLE LAW. This Agreement shall be interpreted, construed and enforced in accordance with the laws of The Commonwealth of Massachusetts without reference to conflict of law principles thereof.

     (f) SEVERABILITY. If any portion of this Agreement shall be found to be invalid or unenforceable by a court or tribunal or regulatory agency of competent jurisdiction, the remainder shall not be affected thereby, but shall have the same force and effect as if the invalid or unenforceable portion had not been inserted.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

LIBERTY LIFE ASSURANCE COMPANY       STEIN ROE & FARNHAM, INC.
OF BOSTON


BY:________________________          BY:_________________________
    [name and title]                         [name and title]



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                                   SCHEDULE A

            ADMINISTRATIVE SERVICES FOR STEIN ROE VARIABLE INVESTMENT
                                     TRUST

MAINTENANCE OF BOOKS AND RECORDS

Maintain and inventory of shares purchased to assist transfer agent in recording issuance of shares.
Perform miscellaneous accounting services to assist transfer agent in recording transfers of shares (via net purchase orders).
Reconciliation and balancing of the separate account at the Trust level in the general ledger and reconciliation of cash accounts at general account.

PURCHASE ORDERS

Determination of net amount of cash flow into the Trust.
Reconciliation and deposit of receipts at Trust (wire order) and confirmation thereof.

REDEMPTION ORDERS

Determination of net amount required for redemptions by Trust.
Notification to Trust of cash required to meet payments.
Cost of share redemptions.

REPORTS

Periodic information reporting to the Trust.
Distribution of annual and semi-annual shareholder reports (to existing contract owners).

TRUST-RELATED CONTRACT OWNER SERVICES

Mailing costs associated with dissemination of the Trust prospectus and SAI to existing contract owners.
Telephone support for contract owners with respect to inquiries about the Trust (not including information about performance or related to sales).

OTHER ADMINISTRATIVE SUPPORT Providing other administrative support to the Trust as mutually agreed between the Company and the Trust.
Relieving the Trust of other usual or incidental administrative services provided to individual shareholders.
Preparation of reports to third party reporting services.